

Mail Stop 3561

October 20, 2009

Mr. Zhuangyi Wang, CEO, QKL Stores Inc.
44 Jingqi Street
Dongfeng Xincun
Sartu District
163311 Daqing, P.R. China

> **Re: QKL Stores Inc.**
> **Item 4.01 Form 8-K**
> **Filed October 16, 2009**
> **File No. 033-10893**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. We have limited our review to Item 4.01 of the above-referenced filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

<u>Item 4.01 Form 8-K Filed October 16, 2009</u>

1.   Please revise your disclosure in the second paragraph regarding the period during which there were no disagreements with Albert Wong. This period should be the two most recent fiscal years ended December 31, 2008 and December 31, 2007 and any subsequent interim period preceding the date of dismissal on October 15, 2009. Refer to paragraph (a)(1)(iv) of Item 304 of Regulation S-K.

2.   We note your reference in the first sentence of the second paragraph to Albert Wong's resignation. Please clarify your disclosures as to whether Albert

Wong was dismissed or resigned. Refer to paragraph (a)(1)(i) of Item 304 of Regulation S-K.

3. Please revise your disclosure in the second paragraph to state whether the reports of Albert Wong on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion, or were qualified or modified as to uncertainty, audit scope or accounting principles; and also describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification. This would include the reports issued for the years ended December 31, 2008 and December 31, 2007. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

4. We note that you engaged BDO Guangdong Dahua Delu CPAs, LLP based in China. Please confirm that, prior to any filing with the SEC that contains BDO Guangdong Dahua Delu CPAs, LLP's audit report, the filing will be reviewed by a U.S. accounting firm experienced with the standards of the PCAOB, SEC rules and regulations, and auditor independence standards, and that the review performed will be at least as thorough as that specified in PCAOB Interim Quality Control Standards (Standards) at Section 1000.08(n) (PCAOB cited as Appendix K from the now defunct SEC Practice Section of the American Institute of Certified Public Accountants' Division for CPA Firms (SECPS)).

5. Please revise your disclosure regarding the period during which there was no consultation with BDO. This period should include the two most recent years and the subsequent interim period through the date of BDO's engagement, as opposed to Albert Wong's engagement. Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

6. Please note that you are required to file a letter from Albert Wong stating whether the firm agrees with the statements made in an amendment to the filing in response to our comments and, if not, stating the respects in which the firm does not agree. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information as an EDGAR correspondence file. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to me at (202) 551-3322. In my absence, you may direct your questions to Bill Thompson, Accounting Branch Chief, at (202) 551-3344.

Sincerely,

Ta Tanisha Meadows
Staff Accountant